Technology Retail Entertainment Lifestyle Education

DIVERTsessions 1 Inc.

Action Sports Venue - Think TopGolf for skateboarding, surfing and snowboarding

DIVERTBRANDS.COM LOS ANGELES CALIFORNIA


DIVERT
SESSIONS



Action sports saved Zach's and David's lives. No joke. As adolescents, both were headed down very negative paths. Individually, they each had the natural intervention of Action Sports, which taught them incredible life lessons that turned their lives around. Now, they're on a mission to inspire and empower others with Action Sports.

Zach Adamson Founder & CEO @ DIVERTsessions 1 Inc.

Why you may want to support us...

1. We have closed a lead investor worth $400k. All lease, vendor agreements, planning etc. complete.
2. DIVERT capitalizes on underserved demand for skate, surf and snow facilities by making them accessible to urban areas.
3. Team is comprised of leaders from TopGolf, Disney, Nike, Universal, Red Bull, X-Games and others.
4. DIVERT makes Action Sports affordable so everyone can experience the positive impacts of the Action Sports Lifestyle.
5. DIVERT capitalizes on the need to repurpose and revitalize shuttered retail and big-box real estate.

Why investors ❤ us

WE'VE RAISED $400,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Zach Adamson
Founder & CEO
Current Operator at Nike New Business Innovation Lab, Nike Valiant Labs. Former Experience Designer & Ops Consultant to Fortune 500 Companies.
in



David Monhait
Co-Founder & President
Current Consultant at Nike New Business Innovation Lab, Nike Valiant Labs, Former Architect, Brand Builder and Seasoned Entertainment, Tech and Sports Entrepreneur.
in



Zach Shor
Investor & Exec Chairman
Current Head of Innovation at GameStop and Former COO at TopGolf.
in



Matthew Palmer
Head of Marketing
Current Marketing Exec at MR Profun, Former SVP Marketing at Disney, Former VP Marketing at Discovery.
in



Eric Klaff
Investor & Head of Operations
Former Director of Operations at Universal Studios Orlando.
in



Steve Frey
Head of Finance
Partner at Succession Capital Partners, Former CFO at Alchemy Global Holdings, Former Vice President, M&A Advisory Group at J.P. Morgan & Company and NYT Best Selling Author.
in

In the news

No Logo · No Logo · No Logo · iHeart · GOOD · No Logo

Downloads

DIVERT Pop-up Program Overview WeFunder.pdf

The DIVERT Story

52M people are interested in Action Sports, yet less than 9% can afford to participate.

There is a huge gap between the number of people who are interested in Action Sports and who can participate— which represents a massive untapped market. Currently, there are over 52,000,000 potential new Action Sports participants in the US alone which only stands to grow after the induction of Skateboarding, Surfing and BMX into the 2020 Olympics.



NATIONAL ACTION SPORTS INTEREST VERSUS PARTICIPATION
= Interested in Action Sports
= Participating in Action Sports
= Untapped Market
40000000
32000000
24000000
16000000
8000000
0
32,000,000
6,440,000
25,560,000
34,000,000
7,570,000
26,430,000
Ages 6-17
Ages 18-45
Sources:
LA84 Youth Sports Survey 2016
Kids Count Data Center
Active Market Group
Facebook Analytic Insights
DIVERT SESSIONS

Our mission is to make Action Sports, and the surrounding creative lifestyles, more accessible to everyone...

... especially underserved youth. We are Zach and David, the founders of DIVERT. When we were kids, we were headed down a bad path. We weren't bad kids, we were just bored, and negative influences started to infiltrate our friend group. At the right place and the right time, we both found Action Sports and it flipped the switch on our lives.



DIVERT SESSIONS

IMAGES FROM DIVERT'S LUZO SKATEPARK BUILD IN SAN JOSE, COSTA RICA

These sports taught us valuable life lessons — such as creativity, motivation, resilience, a passion for progression, and appetite for calculated risk, which eventually laid the groundwork for our entrepreneurial futures.

Throughout college, we started to realize that we were very fortunate to be able to participate and be diverted by Action Sports, but a vast majority of the population was unable to participate like we were. In an entrepreneurship class, Zach was asked to come up with a new business idea with the provocation being "Think of a time that something had a positive impact on your life, if more people could have it, that might be a great place for you to start a business". The seed for DIVERT was planted and since then we have created a platform that uses action sports to educate, entertain, and empower anyone to "Achieve Their I'mpossible".

There is already a ton of interest in Action Sports...

This is seen by media viewership, event attendance, and lifestyle product consumption. Even before being inducted into the Olympics, Action Sports, like skateboarding, snowboarding, and surfing, already enjoy massive attention and mainstream appeal as shown by media viewership, event attendance, and consumption of lifestyle products.



OLYMPIC ACTION SPORTS
SNOWBOARDING
FREESTYLE SKIING
SKATEBOARDING
SURFING
FREESTYLE BMX
The International Olympic Committee continues to add Action Sports events to both summer and winter games to capture the attention of millennial and gen-z audiences. Action Sports events continue to be the most attended and highest viewed Olympic Events.
VIEWERSHIP
20M
X-GAMES VIEWERS
In 2019, the X Games were viewed by over 20MM people in the US and televised to 504MM households in 210 countries worldwide. Viewership has increased +10% YoY for the past 3 years.
CONSUMPTION
$12B
VANS SALES REVENUE
Footwear and apparel brand Vans is estimated to make $12M in revenue in 2020 as youth culture becomes more obsessed with the Action Sports Lifestyle.
ATTENDANCE
10K
SLS FINAL ATTENDEES
In 2015, 2016, 2017 and 2018, Street League Skateboarding has sold out its Championships at USC's Galen Center as well as other tour stops around the country.
EVENTS
+300
GLOBAL EVENTS
There are over 300 global Action Sports events each year which generate over $100MM in media investment.
DIVERT SESSIONS

... Now with skateboarding, surfing and freestyle BMX being added to the Summer games in 2021, experts are predicting that these sports are going to explode in popularity due to something we call the "Olympic Effect".



THE OLYMPIC EFFECT
Forbes
"THE OLYMPICS OFFER UNPRECEDENTED GLOBAL EXPOSURE FOR SPORTS LIKE SURFING AND SKATEBOARDING."
REUTERS
"THE GLOBAL EXPOSURE WILL HELP TAKE THE SPORT TO THE NEXT LEVEL OF POPULARITY."
"[SNOWBOARDING] EXPLODED AFTER MAKING IT INTO THE 1998 OLYMPIC WINTER GAMES"
"PEOPLE ARE GOING TO SEE IT'S NOT SOMETHING TO BE FROWNED UPON. IT'S NOT A CRIME. IT'S IN THE OLYMPICS NOW. IT'S SUPER OFFICIAL."
"SNOWBOARDING IS NOT JUST A STAPLE OF THE WINTER GAMES; IT ALSO PROVIDES SOME OF THE HIGHEST RATINGS EVERY FOUR YEARS."
Forbes
"MANY SPORTS WANT TO GET OLYMPIC RECOGNITION BECAUSE IT IS A WAY FOR PUBLIC DEMONSTRATION TO THE WORLD, AND A SURGE OF INTEREST OFTEN FOLLOWS."
DIVERT SESSIONS

...but there are too many barriers for most people to participate.

Despite the overwhelming interest Action Sports, there are high barriers that make Action Sports inaccessible to many. As a result, only 1% of kids in the United States are able to surf, only 4% are able to snowboard and only 9% are able to skateboard.



BARRIERS TO PARTICIPATION
EXTREMELY EXPENSIVE
Currently, it costs over $4,800 for someone to snowboard 10 times, not including travel. That's nearly 10% of National Median Income per Household. Surfing costs over $3,400.
GEOGRAPHIC RESTRICTIONS
If you don't live near mountains of a coastline, you must spend significant amounts of money on travel and lodging to access sports like skiing, snowboarding and surfing.
MINIMAL FACILITIES
In Philly, there are 992 locations where you can participate in traditional sports (football, baseball, basketball), compared to only 21 Action Sports locations (surfing, skateboarding, snowboarding).
NON-EXISTANT ORGANIZATION
In Philly, there are 1,283 organizations that support traditional sports (football, baseball, basketball), compared to the only 25 Action Sports organizations (surfing, skateboarding, snowboarding).
DIVERT SESSIONS

Thankfully, there are NEW Action Sports technologies...

Companies like Flowrider, Neveplast and a ton of others have created new technologies like wave machines and dry ski slopes that allow Action Sports like surfing and snowboarding to locate anywhere. The best part is that these technologies have the capacity to dramatically bring down the cost of participation and make them convenient and affordable to large urban populations.


NEW ACTION SPORTS TECHNOLOGIES
WAVE MACHINES
INFINITE SLOPES

...and the retail apocalypse is giving us LOTS of space.

Big box specialty and retail stores are closing— about 100,000 stores closing with an estimated 75,000 more to close by 2026. Yikes. Now, there's ample real estate in dire need of revitalization.

Well-capitalized retail landowners are turning to location-based entertainment (LBE) venues to attract guests and save save the day. They are cutting big checks to bring new LBE concepts to their locations to breath new life into otherwise desolate and vacant malls.

We know, because we got a multifaceted LBE and landlords are lining up to get DIVERT in their malls.

...and Shelter-In-Place creates even more pent up demand and need for social connection.

Addressing the elephant in the room - the global health pandemic. Since the outbreak started, our position has been to closely monitor its developments, adjust our ops to support new health and cleanliness requirements to keep our guests safe. When it is safe and responsible to do so, DIVERT is ready to launch to serve the significant pent up demand for social connection and activity caused by Shelter-In-Place.


COVID - 19 OPERATIONS GUIDELINES
DIVERT will abide by, and find ways to exceed all COVID related guidelines within our park as long as the restrictions are in place to maintain a safe, healthy work and visitors environment.
SOCIAL DISTANCE
DIVERTsessions will ensure all guests abide by 6' social distancing ordinances. In all queues, common areas and other parts of the park, there will be no gathering of groups larger than 10.
SANITATION & PROTECTION
Any person on the DIVERT property will be required to wear a protective mask and will be encouraged to wear gloves as well. Sanitation stations and routine cleaning will be required practice.
HEALTH CHECKS
DIVERT will require temperature symptom checks for all guests, vendors and employees that enter the DIVERT property.
EMPLOYEE TESTING
DIVERT will perform routine testing on employees to ensure they are not contagious or a potential source of COVID spread within the DIVERT offering.
CLEAN COMPETITIONS
DIVERT will look to encourage guests to go above and beyond typical standards by creating incentives via social challenges where people can share their "Extreme Clean" practices.
Link to Full COVID Ops Plan
OPERATIONS PLAN | 30

The Opportunity?

Add it up— There is a ton of interest in Action Sports but participation is restricted. There are new technologies that make it affordable and convenient to participate in Action Sports. There is a surplus of retail real estate and financial support for location-based entertainment concepts. There is more demand for social connection and activity than ever.

This creates a major opportunity for someone to create an Action Sports and entertainment concept that uses these new technologies to make Action Sports more accessible and capitalize on the massive demand for participation in these sports.

We Call It DIVERTsessions.

DIVERTsessions is an Action Sports and Entertainment Facility where anyone and everyone can benefit from the life lessons, community and positivity of Action Sports and the surrounding lifestyles. The facilities are made up of 6 critical components. A surf machine, digitally enhanced skatepark, artificial snow slope, music, art and media studio, food and beverage program, and event venue. Let's have a look.


entry
wave machine
viewing/dining area
event venue
skatepark
snow theater
DIVERTsessions
DIVERTSESSIONS INTERIOR RENDERINGS

Each athletic area comes with a guide to ensure safe and comfortable progression and we supplement the athletic activities with education in videography/photography, art/design, music production and more, so even if you are not the athlete, there is a place for you to learn and progress at DIVERT.


ACTION SPORTS & LIFESTYLE PROGRAMMING
SKATEBOARDING
SURFING
SNOWBOARDING
ENTREPRENUERSHIP
MUSIC
ART & DESIGN
PHOTO/VIDEO
MEDIA PRODUCTION
DIVERTsessions

Elevating the experience with technology.

We leverage technology to deliver authentic Action Sports experiences and add virtual layers to enhance our attractions; creating a truly one-of-a-kind Action Sports experience. Ride artificial mountains, film and share your session, gamify your progression, all from within the DIVERTsessions Experience. DIVERT's tech stack enables guests to experience the facility to the fullest while providing staff with useful data to continue to improve our operation.



WAVE MACHINE
DIVERT's wave machines allow our guests to experience the thrill of surfing in a safe, controlled environment which provides more rides than ocean waves and serves as a comfortable intro to the fundamentals of surfing.
IMMERSIVE SKI SIMULATORS
DIVERT's ski and snowboard simulators adjust their pitch, tilt and speed to match exactly what our guests see on wall-to-wall, floor-to-ceiling hi-def screens enabling us to transport them to any mountain in the world.
DIVERT MOBILE APPLICATION
DIVERT's mobile app enables guests to experience the facility to the fullest while providing staff with useful data to continue to improve our operation.
AUTOMATED CAMERAS
Automated cameras throughout the facility will capture the best tricks and biggest spills. The best part: DIVERT owns all of this content and can use it for advertising, marketing, licensing and more.
DIGITAL OVERLAYS
3D projection mapping and action tracking enables guests to measure airs, grinds, and slides; elevating and differentiating DIVERTsessions' skatepark experience from all others.
DIVERTSESSIONS

Our team is our unfair advantage.

We've worked long and hard to put together an All-Star Executive, Advisory and Project team with the accolades and experience that are unmatched in the Action Sports industry.

Our executive team is comprised of former executives, leaders and operators from TopGolf, GameStop, Disney, Universal, Nickelodeon and more.

Our advisory team is comprised of leaders from Nike, Under Armor, Colombia, Red Bull, Skullcandy, X-Games, MTV, Royal Caribbean, TopGolf, Putt Shack, iFly, General Growth Partners and more.

We have partnered with the world's top real estate, architectural, experiential, engineering, construction, operations, and legal professionals who brought you entertainment destinations and themed attractions like Disney World, Universal Orlando, TopGolf, Putt Shack, iFly, X-Games, Ferrari World, Wet'n'Wild, The Crayola Experience, Kidzania and much more.

Last but not least, we have acquired contracts with incredible athletes who hold multiple X-games gold medals, Olympic medals and Guinness Book World Records.

(Check our deck for more information.)

We are calculated...

If action sports has taught us anything, it is how to take calculated risks. You can't just ride up to a massive jump without working your way up to it. We've approached developing DIVERT with the same mindset by testing and validating key aspects of the business.

To test brand resonance, we create a merchandise and apparel brand called DIVERTcollective. In just 5 months, we generated over $350,000 in revenue and sold over 45,000 units of merchandise and apparel.

To test our ability to create engaging programming, we developed DIVERT's action sports and social entrepreneurship program which became the centerpiece of Red Bull's 2017 collegiate spring break campaign and was utilized by students on college campuses across the nation.

To test our ability to design, develop, construct and activate a physical location, DIVERT fundraised, built and hosted the grand opening of a skatepark in San Rafael, Costa Rica in partnership with Red Bull and The Ryan Sheckler Foundation in 2017. Since then, the skatepark has sustained over 100,000 visits and is a centerpiece of the community.

Lastly, to test our operations, DIVERT partnered with Vans to produce a single day action sports and lifestyle event which taught over 160 at-risk youth skateboarding, music production, street art, photography and videography.

... we are relentless...

The DIVERTsessions team has a track record of overcoming any obstacle in our path and working cost-effectively to efficiently reach our goals. In just three months of closing our last round of just $134,000, we were able to produce the following:


KEY DEVELOPMENT ACTIVITIES COMPLETED
SCHEMATIC DESIGN & RENDERS
Prototypical floorplans, elevations, furniture plans, renders, VR views, and more.
SITE IDENTIFICATION & LOIS
At lease in a prime location in downtown Philadelphia with financing from two publicly traded REITs.
PLAN TEST-FITS & GMAX COST ESTIMATES
Applied our prototypical design to our identified sites and estimated construction costs for each.
MOBILE APP DEMO & FULL TECH SPECS
Fully interactive mobile app demo and technical specs with quotes for all other soft and hardware.
FULL OPERATIONS PLAN & SOPS
All the standard operating procedures, resources, strategies for employee and guest operations.
FULL GO TO MARKET PLAN & BUDGET
DIVERT brand identity, market analysis, guest personas, campaign creative, channel strategy and more.
FOOD & BEVERAGE PLAN & MENU
Full food and drink menu, kitchen equipment list, and implementation plan.
MERCHANDISE & APPAREL OFFERING
A full catalog and supply chain for DIVERT soft and hard goods.
DIVERTSESSIONS

... and we are backed.

DIVERT has been vetted thoroughly and backed by a handful of sophisticated investors. We have arranged $600,000 ($400,000 lead investors + $200,000 from other major investors) of the $720,000 to launch the DIVERTsessions Pop-Up experience.

Why we're crowdfunding.

To date, the DIVERT team has been supported by its friends, family, advocates and supporting community who sincerely believe in its founders and the profound impact that DIVERT will have. It only feels right to give the same group of individuals the opportunity to financially benefit from that support versus relinquishing all of it it to anyone else who may not have the same beliefs and motivations to see DIVERT be successful. We want DIVERT to be built by the community, for the community.

Use of funds

The DIVERTsessions team is raising $800,000+ to secure and permit our site, complete hiring, training, and onboarding of staff, complete outstanding development of our technology, produce the Pop-Up and execute go-to-market activities.

- Permitting and Development = 40%

- Attraction, Technology FF&E = 25%

- Staffing & Training = 25%

- Marketing and Sales = 10%

How we make money.

DIVERTsessions revenue comes from the following key sources:

- 76% = Ticketing & Memberships

- 16% = F&B, Merch and Memorobilia

- 12% = Event and Event Rental

- 6% = Sponsorships

DIVERTsessions' financial model is based on facility utilization of the capacities of our major attractions which is how many guests are using the attractions or otherwise occupying the space in non-peak times (like weekdays) and peak times (like weekends).

The DIVERTsessions Pop-UP experience has an hourly throughput capacity of 100 participants / hour. Our utilization assumptions are benchmarked from popular location-based entertainment concepts like Top Golf and other Action Sports facilities, then reduced by ~15% to remain hyper conservative.

We can't share projections according to SEC regulations but we can say that if we only have 30% utilization in off-peak times (i.e. when kids are in school on weekdays) and 50% utilization in peak times (i.e. Saturday afternoon), we make a sizable margin and exceed our cost to operate the facility, which is estimated to be about $550,000 per month.

We'll let you draw your own conclusions, but even with conservative utilization assumptions, DIVERTsessions projects outstanding returns especially when compared to standard public market returns, real estate investments or others.

How we make an impact.

The DIVERT business model drives attendance, and revenue, in a handful of ways that enable people of all socioeconomic backgrounds to be able to participate in the Action Sports Lifestyle.

The DIVERT programming model offers a number of alternative athletic and educational programs to help youth discover and develop a passion, turn it into a skill and eventually apply it to a successful career and life.


DOING GOOD, WHILE DOING WELL
AFFORABLE PRICING
Sessions only cost $20-25, which is up to 90% cheaper than local alternatives.
SUBSIDIZED SESSIONS
Foundation and Brand Partners are able to subsidize or sponsor sessions for at-risk youth.
CREATE SCHOOL TEAMS & CLUBS
With our partner, Snap Raise, we are able to create teams, finance sessions and safe transportation for student athletes.
CLOSED-LOOP PROGRAMMING
More people attend DIVERT, including underserved youth
Exposure to Action Sports Lifestyle
Discover passions and learn valuable skills
Connection to career opps. thru partners
Encourage others to follow their path
DIVERTsessions

Our roadmap

Now, we're ready to hit the ground running. We need your help to grow DIVERT. We currently have all vendor and partner agreements in place, a lease for our pop-up activation at the Del Amo Mall in Torrance, CA, the majority of the financing in place, and we are awaiting approval from the city to launch the concept once it is deemed safe and opportunistic post COVID by government agencies and our own internal network of executives and advisors. Only once we receive green lights from the City and industry experts, as well as gather positive data around other similar concepts performance will we responsibly launch the pop-up to meet the pent up demand for meaningful places of connection.

Why DIVERTsessions now.

We have been developing this concept and business model for nearly 4 years while we waited for the industry to mature. With the induction of Skateboarding, Surfing and BMX into the Olympics in 2021, now is the perfect time to execute, and we are leaps and bounds ahead of the competition.

Post-Covid and shelter in place requirements. people are eager to get out of their houses, parents need places for their kids to play and the world needs something to look forward to. As a community focused offering, DIVERTsessions hopes to be the light at the end of the tunnel. A place where people can feel safe to get back to some sense of normalcy, make friends, make memories and make their world and the world a better place.

Let's build something great together!

For as little as $100, you can invest into DIVERTsessions and join us in our mission to create positive change in countless lives and communities through the power of action sports. Back our project, share our story and no matter what you do, always push yourself and others to...


ACHIEVE YOUR
I'MPOSSIBLE
DIVERTsessions

Investor Q&A

– COLLAPSE ALL

What does your company do?

DIVERTsessions make Action Sports more accessible and affordable. Action Sports like skateboarding, surfing, and snowboarding are currently out of reach to many because they are too expensive and too far away. What's worse is that most are shut out from the positive life lessons and community benefits that come with being a part of the Action Sports Lifestyle. DIVERTsessions changes this by situating participation facilities near urban metros and dramatically reducing costs to participate.

Where will your company be in 5 years?

In 5 years, our goal is to have multiple DIVERT facilities across the country. Action Sports already have a global presence and we plan to continue its expansion. The DIVERT team currently has an active pipeline of over a dozen projects in and around major US metros and even more abroad. All with active development partners and active financing partners eager to bring DIVERT to their city. With a little help from you, the DIVERTsessions Pop-Up can turn all of these opportunities into a reality.

Why did you choose this idea?

Action sports saved Zach's and David's lives. No joke. As adolescents, both were headed down very negative paths. Individually, they each had the natural intervention of Action Sports, which taught them incredible life lessons that turned their lives around. Now, they're on a mission to inspire and empower others with Action Sports.

So what can I actually do at a DIVERTsessions facility?

At the DIVERTsessions Pop-Up Experience, you can participate in surfing, boogie boarding and bodyboarding on our wave machine; skateboarding, rollerblading and scootering in our skatepark; and skiing, snowboarding, sledging and tubing on our Snow Experience. We leverage technology to elevate our attractions through projection mapping, progression tracking, virtual experiences and automated content capture systems that shoot, cut and send clips of you shredding right to your DIVERT mobile app. For those who aren't daredevils, we have creative programming in music, art, photography, videography and more. Anyone can come into DIVERT to hang out, eat and drink from our world-class food and beverage program or catch one of our many events.

How does a DIVERTsessions facility make money?

DIVERTsessions revenue comes from the following key sources:

76% = Ticketing and Memberships
16% = Food and Beverage, Merch and Retail Sales
12% = Events and Venue Rentals
6% = Ancillary Revenue Streams

DIVERTsessions' financial model is based on facility utilization which is how many guests are using the attractions or otherwise occupying the space in non-peak times (like weekdays) and peak times (like weekends).

Our utilization assumptions are benchmarked from popular location-based entertainment concepts like Top Golf and other Action Sports facilities and then reduced by 15%+ to remain conservative.

Our attractions can hold 100 participants every hour. We can't share projections, but we can say that if we only have 30% utilization in off peak times (kids are in school) and 50% utilization in peak times (think Saturday afternoon), we make a sizeable margin and exceed break even on our cost to operate the facility providing investors with a sizable and rapid ROI.

Even with conservative utilization assumptions, DIVERTsessions projects return that are on par with typical event or pop-up activations and outstanding returns when when compared against typical commercial and residential real estate and development investments.

That seems awfully ambitious. What makes you think you as founders can pull this off?

The founders and executive team have the experience and track record launching, operating and scaling businesses, brands, location-based entertainment concepts and themed attractions that were significantly larger or more complex than DIVERT. Here's some quick examples:

As COO at TopGolf, Zach Shor developed and opened over 40 locations and readied TopGolf for the $4B IPO.

As Director of Operations at Universal Orlando, Eric managed a team of over 500 employees, was an operations lead that opened the Wizarding World of Harry Potter, and implemented strategies that earned Universal over $200M.

As SVP of Marketing at Disney Channel, Matt Palmer led a global team of over 75 employees, managed a marketing budget of over $100M and oversaw key launches of shows like "Hannah Montana" and "High School Musical" which earned him the title of "Entertainment Marketer of the Year" from Ad Age.

As CFO of JESwork construction Co.Steve Frey led the origination of multiple mergers and acquisition to ready the company for a sizable exit acquisition. Following the strategy he set forth, he arranged and scaled the company which he then sold for $400m.

... Furthermore, since founding DIVERT, Zach and David have run numerous business experiments to validate different elements of the DIVERT business model:

DIVERTcollective - To test brand resonance and market interest, we created the merchandise and apparel brand DIVERTcollective. Within the first 5 months of launching the brand, we sold over 45,000 units of merchandise and generated over $300,000 in revenue.

DIVERT's Entrepreneurship Program - To test our ability to create engaging and exciting programming, we created DIVERT's Action Sports-themed entrepreneurship program. The program was picked up by Red Bull and became the centerpiece of a social entrepreneurship campaign that ran on hundreds of college campuses nationwide in the Spring of 2017.

Luzo Skatepark - To demonstrate how Action Sports can transform communities, DIVERT led an initiative to repurpose a distressed park by building a new skatepark in San Jose, Costa Rica. In just 6 months, we were able to arrange over $150,000 in value from donors, service providers and major brands like Red Bull, coordinate international logistics for over 65 volunteer builders, design and construct the skatepark and launch programming that is still in place today. To date, the skatepark has served over 100,000 visits and now acts as a safe community gathering space for people of all ages.

DIVERTdayz - To demonstrate demand for and our ability to operate the full scope of DIVERT's envisioned programming in a day we worked with Vans and Element Skateboards to produce DIVERTdayz, an Action Sports and lifestyle event that takes guests of all ages through skateboarding, music production, street art, photography and videography workshops. We were able to staff a team of 30 volunteers to run the event for over 160 guests.

... Between our executive leadership and founder's experience, we're confident that we've put together the best team to make DIVERT a success.

You mentioned you have lead investors and LOI's from national REIT's and Private lenders. Can you tell me more?

DIVERT has a lead investor who will help to finance the DIVERTsessions Pop-Up Experience and has committed $400,000 of the financing necessary to do so. Other follow-on investors make up another 35% of the financing and the proceeds from this raise will go to closing out the rest of the financing for the DIVERTsessions Pop-Up Experience. Once we successfully execute the Pop-Up Major Investors will have the option to roll over their investment into additional pop-up activations or a permanent DIVERT facility!

With all that other money in the project, how do I get paid back?

DIVERT repays its investors no different than any other project, with an extra kicker for our investors. Investors get paid back first from all DIVERTsessions Pop-Up proceeds until they are fully paid back + 10% premium. We then take the entire available profit margin after operating expenses and retained earnings and we disperse the capital 50% to investors and 50% to DIVERTbrands. The disbursements are based on each owner's pro rata amount of the total amount invested.

Why are you crowdfunding your equity versus seeking out venture capital?

To date, the DIVERT team has been supported by its friends, family, advocates and supporting community who sincerely believe in its founders and the profound impact that DIVERT will have. It only feels right to give the same group of individuals the opportunity to benefit from that support versus relinquishing it to anyone else who may not have the same beliefs and motivations to see DIVERT be successful. We want DIVERT to be built by the community, for the community.

What makes you believe your project will be a success?

We believe we have identified the intersection of three major market trends that lead to a massive opportunity. The Action Sports market is significantly underserved. If we are able to make it more affordable and convenient we unlock an audience of 52M people who previously couldn't access Action Sports. The retail market is in dire need of innovative entertainment concepts like DIVERT. After we prove the first store is performing inline with educated assumption, we will have an endless pipeline of growth opportunities around the US and the world. Furthermore, we have based our business assumptions in the real world numbers from our team of entertainment, real estate and retail subject matter experts. We have been hyper conservative in our approach to developing our business and financial models so that even if the facility is underperforming according to our performa we are still a profitable and healthy business.

How do I get my money back if DIVERT fails?

Naturally, every investment comes with a potential for loss and this project is not different. In the event of a failure we would (1) sell the equipment to repay the debts the company owes (2) to sublet the space to absolve us of rent payments and (3) sell the company and its related IP to repay our equity investors.

How does your for-profit business have a positive impact?

DIVERT is considered a social enterprise. We have an impact in a handful of ways:

Locals Program - For youth who live in a qualifying census tract or meet other qualifications, we will subsidize their sessions through brand partnerships.

School Leagues - For schools who create Action Sports clubs or teams, our partners SnapRaise will lead fundraising to pay for private practice sessions, equipment and safe transportation to/from our facility.

Direct Economic Impact - From construction throughout operations, DIVERT will create jobs and create tax revenue for the local community.

Commitment to a localized workforce - DIVERT will work with local workforce placement agencies to ensure that, when possible, available positions can be filled by members of the local community.

Indirect Economic Impact - Beyond creating jobs and providing tax revenue, the increased attention and foot traffic around DIVERT will bolster surrounding businesses, especially retail, restaurants and hospitality.

Community Services - DIVERT is affordably and conveniently bringing new activities and positive pastimes to communities and regions where they previously couldn't have existed before to educate and provide opportunity to previously underserved populations.

Aren't Action Sports dangerous? Won't you need a unique or expensive insurance policy?

The DIVERT team has already scoped and priced its insurance policy with a leading risk management and insurance brokerage, Marsh and McLennan. Our policy is no different than that of a ski resort or similarly programmed attraction and falls in a standard insurance category.

What makes you different from your competitors?

At DIVERT, we have seen this boom coming for the last four years and have been meticulously testing and readying ourselves for this very moment in time. We have validated the brand, developed the programming, proven our ability to build and manage Action Sports facilities as well as the full DIVERT program, forged the partnerships and put together an industry leading team. Our industry knowledge and team is unmatched.

All of this puts us way ahead of any other competitors who are simply opportunistically entering that Action Sports space and are driven by personal financial gain.

At DIVERT, we obsess over the business and financial success because it enables us to continually grow our impact and positively change lives. At our core, we are a purpose-driven entity that has seen the benefits of Action Sports first hand.

What The Heck Are Action Sports?

Action Sports (also known as Adventure Sports, Alternative Sports, Extreme Sports and other monikers) are sometimes difficult to define. They are typically individual activities that involve some level of risk and coordination at high speeds, heights, or levels of exertion usually involving specialized equipment. There is a seemingly endless list of Action Sports, the most common ones are skateboarding, surfing, skiing, snowboarding and BMX. While these sports are performed individually, there is a beautiful and vibrant community that surrounds it. Of course, you have the athletes, but within the Action Sports community also exists creatives like artists, musicians, photographers and more that are equally as important and create the Action Sports lifestyle. The best part, everyone is welcome, so anyone mis-fit's right in!

Is the Action Sports industry big enough? Why is now the right time to act?

The Action Sports industry continues to grow in interest year over year. In just the United States alone there are an estimated 52 million individuals who are interested in Action Sports, but they cannot afford to participate. This number is only expected to grow significantly after the 2020 Olympics where surfing, skateboarding and freestyle BMX are making their debut. Now is the perfect time to act on this opportunity so we can be ready for and capitalize on the existing and incoming demand for Action Sports participation.

Why did you select Skiing/snowboarding, surfing and skateboarding as the athletic programming?

Action Sports as a category can be extremely broad. It includes things like mountain climbing, skydiving and other adrenaline pumping activities. Eventually, we would love to be a home for all Action Sports but we decided to start with the core street (skateboarding, rollerblading, scootering), surf (surfboarding, boogie boarding, and body boarding) and snow (skiing, snowboarding, sledging) Action Sports because (1) they currently have the largest fan and participant base and (2) there is going to be a massive demand for these sports after their induction into Olympics and introduction deeper into the mainstream.

Action Sports as they currently exist can be intimidating. How will the DIVERT experience help make participating in Action Sports more welcoming and comfortable to the general population?

Don't we know it! From being afraid of falling, to not wanting to look stupid, not understanding etiquite and much more there's plenty of physical and cultural hurdles to overcome when you're starting out in Action Sports. At DIVERT, we intentionally designed our experience to provide a safe, comfortable and inviting introduction to Action Sports. We provide all the protective gear to keep you in one piece, instructors to guide your through each session and create a culture that celebrates the thrills and spills that will undoubtedly be a part of progressing through these sports.

Who are the target customers for DIVERTsessions?

Alternative Lifestyle Kids - They aren't much for rules and regiment. They love to march to the beat of their own drum, express their individuality, and have as much fun as possible with their friends. Although alternative lifestyle kids used to reside in small pockets, these personality traits have now come to define the majority of the upcoming generations.

Rad Parents - In a lot of ways Rad Parents (and caretakers) are just grown up Alternative Lifestyle Kids. These adults love to share their passions with their kids so they can spend time as a family participating in things that they all love.

Young Professionals - Young Professionals live for new and exciting experiences that they can share with their friends. They also love to support their community and various causes. If they can spend their time doing things that accomplish both then they're game!

Action Sports Enthusiasts - No surprises here. Action Sports Enthusiasts are shredders of all ages that live to participate in various Action Sports and can't get enough of the culture.

Still have more questions?

Head over to our website www.divertbrands.com for more, reach out to the founder directly (zach@divertcity.co and David@divertcity.co).

What is the difference between the DIVERTsessions Pop-UP Experience and the permanent facility? Do I get the financial benefit from both?

The DIVERTsessions Pop-Up Experience is our way of testing and validating the concept in the market before making the larger investment for the permanent build. This allows us the ability to gain key operational insights, refine marketing strategies & brand partnerships, create brand awareness, test the market and generate revenue before building the permanent facility.

The Pop-Up Experience is a 3 month activation that has all the same programmatic elements of a permanent facility, for a fraction of the cost. A mobile wave machine, scaffolding w/ artificial snow material, temporary skatepark, rental event staging, and catered F&B allow us to offer an MVP (minimum viable product) version of DIVERTsessions while generating revenue and testing and proving the concept.

Investors in this campaign get to see the short term returns of the pop-up and will have the option to convert their investment into the upside of the permanent facility!

When will you launch the Pop-Up?

One of the major reasons we are launching the Pop-Up is in reaction to the global COVID-19 pandemic. It has had a ripple affect across society and DIVERTsessions is no exception. We know that once it is safe to go back outside, people will be hungry for exciting, authentic and intentional experiences to enjoys with their friends and community.

DIVERT currently has arranged and organized all vendors, partners and permits to be able to launch the Pop-Up as soon as it is deemed safe and responsible to do so. We are excited to represent the light at the end of the tunnel that is COVID-19, and we are excited to have you join us!